UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission file number: 0-20892

ATTUNITY LTD.
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K (including its exhibits) is hereby incorporated by reference into: Form F-3 Registration Statements File Nos. 333-138044, 333-119157, 333-122937 and 333-142286 and Form S-8 Registration Statements File Nos. 033-84180, 333-932, 333-11648, 333-122271, 333-122302, 333-142284 and 333-164656.

CONTENTS

On February 14, 2011, Attunity Ltd. (the "Company" or "Attunity") issued a press release announcing that it had entered into a new OEM Agreement (the "OEM Agreement") with Microsoft Corporation ("Microsoft").

Pursuant to the OEM Agreement, which has an initial term of five (5) years, the Company agreed to customize and integrate its open database connectivity (ODBC) software into Microsoft's next version of SQL Server and to provide Microsoft with the associated maintenance services. Global in scope, the OEM Agreement also covers resellers, developers and distributors of Microsoft's SQL Server.

The overall value over the term of the OEM Agreement is $1.9 million for both license and maintenance, subject to delivering the customized ODBC to timely meet Microsoft's specifications in accordance with the OEM Agreement. As such, the Company will be entitled to receive (i) a total of $0.85 million, which is expected during 2011, and (ii) a total of $1.05 million in 12 quarterly payments of approximately $0.1 million each, which are expected to start toward the end of 2012. The Company is currently reviewing the timing and recognition of revenues associated with the OEM Agreement.

The OEM Agreement contains customary representations, warranties and covenants of the Company, including indemnification in the event that the ODBC product infringes upon the rights of third parties.

Pursuant to the OEM Agreement, Microsoft is entitled to a right of first offer, whereby the Company is required to notify Microsoft in the event that the Company wishes to sell the Company or sell or grant an exclusive license of the technology underlying the ODBC product and, if the offer is accepted by Microsoft, negotiate such transaction with Microsoft, or, if rejected by Microsoft, the Company may enter into such transaction with a third party only on substantially the same or more favorable terms than the initial offer made by the Company to Microsoft.

Microsoft is also entitled to terminate the OEM Agreement under certain circumstances, including upon a change of control of the Company.

A copy of the press release announcing the transaction is attached hereto as Exhibits 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when the Company discusses the expected payments from Microsoft, it is using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; our liquidity challenges and the need to raise additional capital in the future; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2009, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Exhibits

99.1	Press Release, dated February 14th , 2011: Attunity Announces New, Additional OEM Agreement with Microsoft, Extending the Partnership Scope to both Heterogeneous Data Connectivity as well as Change Data Capture

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.

By:	/s/ Dror Harel-Elkayam
Dror Harel-Elkayam
CFO and Secretary

Date: February 14, 2011